Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Getaway Space, Inc.
9555 Owensmouth Ave Ste 2
Chatsworth, CA 91311
https://www.getaway.space/

Up to $1,234,999.80 in Common Stock at $0.90
Minimum Target Amount: $14,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Getaway Space, Inc.
Address: 9555 Owensmouth Ave Ste 2, Chatsworth, CA 91311
State of Incorporation: DE
Date Incorporated: January 23, 2024

Terms:

Equity

Offering Minimum: $14,999.40 | 16,666 shares of Common Stock
Offering Maximum: $1,234,999.80 | 1,372,222 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.90
Minimum Investment Amount (per investor): $299.70

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are a current waitlist member of Getaway Space, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 1 month free Getaway Basic Subscription

Tier 2 Perk: Invest $5,000+ and receive 3 months free Getaway Basic Subscription + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 6 months free Getaway Basic Subscription + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive 9 months free Getaway Basic Subscription + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive 12 months Getaway Basic Subscription + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Getaway Space will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.90 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $90. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Getaway Space aims to address key challenges in the Electric Vehicle (EV) charging experience by developing premium lounges where drivers can relax while their vehicles charge using DC fast chargers. The company seeks to improve common issues faced by EV drivers, such as long wait times, non-functional chargers, and the lack of amenities like clean restrooms, food, and security. Getaway Space plans to offer an enhanced charging experience that includes meals provided by Urth Caffé, clean and secure facilities, and reserved charging slots, designed to make EV charging more convenient and enjoyable for customers. The company anticipates launching its first location in Q1 2025. At present, there are no products or services on the market.

Business Model

Getaway Space intends to operate a subscription-based revenue model, with a planned price of $150 per month for eight charging sessions. The company also expects to generate additional revenue from food and beverage sales at its locations through a partnership with Urth Caffé. Planned advanced features include a reservation system to minimize wait times and an uptime target of nearly 100%, maintained by a team of engineers with experience at Tesla. Getaway Space is currently exploring expansion opportunities through relationships with installation firms such as Qmerit.

Intellectual Property

The company plans to utilize the expertise of engineers, including former Tesla employees, to design and maintain its fast chargers. These chargers will integrate AI-driven predictive maintenance software, aiming to ensure continuous uptime. As the business scales, Getaway Space expects to continue developing intellectual property related to its charging infrastructure and lounge experience. At this time, the company is in the development phase and has not yet deployed these technologies or filed any patents.

Competitors and Industry

Competitors

Key players in the EV charging space include Tesla, Electrify America, Blink Charging, and EVgo, all of which primarily focus on providing fast charging infrastructure for electric vehicles across the United States. Getaway Space differentiates itself by planning to offer a premium lounge experience, featuring amenities such as clean bathrooms, 24/7 security, and gourmet meals through a partnership with Urth Caffé. This combination of charging services with enhanced amenities aims to create a unique value proposition in the market, distinguishing Getaway Space from more basic charging services currently offered by competitors. It is important to note that Getaway Space is in the development phase, with its first location anticipated to open in Q1 2025.

Industry

Getaway Space will operate within the rapidly expanding electric vehicle (EV) charging industry, driven by the growing adoption of electric vehicles. As of 2023, there are over 3 million EVs on U.S. roads, a number that is expected to increase significantly as electric mobility continues to gain momentum. Government policies such as California's plan to ban the sale of new gas-powered vehicles by 2035 further boost demand for accessible and reliable charging infrastructure. According to industry forecasts, the global market for EV charging stations is projected to reach $257 billion by 2032. Getaway Space plans to position itself to capitalize on this growth by offering a differentiated charging experience that appeals to EV owners seeking comfort and convenience during charging sessions.

Current Stage and Roadmap

Current Stage

Getaway Space is currently in its pre-seed stage and is raising $1.2 million to develop its first location in Los Angeles. The founders have injected $133,262 into the company to date. The company has established key relationships with Qmerit, a leading EV installation company in North America, and Urth Caffé, a well-known provider of organic food and beverages in Los Angeles. Getaway Space expects its first location to potentially qualify for a $1 million rebate for EV infrastructure from a local utility, although the availability and receipt of such rebates are contingent upon various factors, including eligibility and successful application processes.

Future Roadmap

Following the anticipated launch of its first location in Los Angeles, Getaway Space plans to expand to additional sites throughout California and eventually other regions. The company intends to seek federal, state, and utility grants to support the scaling of its operations, with the long-term goal of building a network of premium EV charging lounges. As part of its future growth strategy, Getaway Space also plans to increase the number of charging station locations in Los Angeles and continuously enhance the customer experience through new technological innovations. These expansion plans are subject to securing necessary funding and market conditions.

The Team

Officers and Directors

Name: Steve Kuh

Steve Kuh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: As CEO of Getaway Space, Steve Kuh plays a pivotal role in redefining the electric vehicle (EV) charging experience. Under his leadership, the company is focusing on creating EV charging hubs that combines fast charging with comfort and convenience of organic cafe meals provided by Urth Caffe. Mr. Kuh plans to receive an annual salary of $120,000 starting Jan 1, 2025, and holds 7,000,000 shares in the Company.

Other business experience in the past three years:

- Employer: K Tech Telecommunications, Inc
  Title: CEO
  Dates of Service: July, 1995 - July, 2024
  Responsibilities: Business leadership role for sales, marketing, and technology development.

Other business experience in the past three years:

- Employer: Bonafi, Inc
  Title: CEO
  Dates of Service: July, 2018 - December, 2023
  Responsibilities: Leading a blockchain technology firm focused on authentication and mixed reality glass for aircraft maintenance solutions.

Name: Daniel Kuh

Daniel Kuh's current primary role is with Upstory. Daniel Kuh currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: January, 2024 - Present
  Responsibilities: Co-Founder, Senior designer of all art direction with the company. Mr. Kuh plans to receive an

annual salary of $75,000 starting Jan 1, 2025, and holds 3,000,000 common shares in the Company.

Other business experience in the past three years:

- Employer: Upstory
  Title: Staff Product Designer
  Dates of Service: September, 2023 - Present
  Responsibilities: Provide art direction of App development and marketing materials.

Other business experience in the past three years:

- Employer: Lyfe
  Title: Founding Production Designer
  Dates of Service: February, 2023 - May, 2023
  Responsibilities: Provided product design process from inception to MVP, employing a data-driven approach to enhance user experience and satisfaction. Fostered key stakeholder relationships, facilitated cross-functional collaboration, and contributed to brand development, ensuring our product aligned with market trends and user needs.

Other business experience in the past three years:

- Employer: Overflow
  Title: Senior Product Designer
  Dates of Service: January, 2020 - December, 2022
  Responsibilities: Founding Senior Product Designer, partnered with multiple teams to create intuitive user experiences, led user testing initiatives, and managed a diverse team of designers while promoting design consistency and transparent communication.

Other business experience in the past three years:

- Employer: Little Bro
  Title: Founder
  Dates of Service: August, 2024 - Present
  Responsibilities: Little Bro is an AI design enhancement tool that helps designers become better at their craft and gives them more confidence. Designers can hold conversation and get immediate feedback from Little Bro about their designs.

Name: Samuel Yoon Park

Samuel Yoon Park's current primary role is with Alspire, LLC. Samuel Yoon Park currently services 2-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional CFO
  Dates of Service: July, 2024 - Present
  Responsibilities: Fractional CFO, focusing on business planning, strategy, and financial modeling. Does not receive salary or equity compensation from the Company at this time, and he is a fractional CFO through his company Alspire, LLC.

Other business experience in the past three years:

- Employer: Alspire, LLC
  Title: Partner
  Dates of Service: May, 2023 - Present
  Responsibilities: Business planning, advisory, financial modeling, fractional CFO/CSO.

Other business experience in the past three years:

- Employer: Edeska
  Title: Managing Director
  Dates of Service: February, 2016 - May, 2023

Responsibilities: Managing director overseeing clients, operations, finance, and more.

Other business experience in the past three years:

- Employer: Go Business Plans
  Title: Managing Director
  Dates of Service: February, 2016 - May, 2023
  Responsibilities: Business consulting for a variety of companies.

Name: Jason Fishman

Jason Fishman's current primary role is with Digital Niche Agency, INC. Jason Fishman currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional Chief Marketing Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: Jason provides direction and management of investor marketing. He receives an hourly rate on a part time basis and owns 4,000 common shares.

Other business experience in the past three years:

- Employer: Digital Niche Agency, INC
  Title: CEO
  Dates of Service: January, 2014 - Present
  Responsibilities: Management of Marketing Strategy, Accounting, Sales, and Operations

Other business experience in the past three years:

- Employer: Scalable Data Science
  Title: CEO
  Dates of Service: June, 2017 - Present
  Responsibilities: Management of Consulting Projects, Speaking Engagements and Operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,999.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational retail lounge or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Getaway Space Lounge. Delays or cost overruns in the development of our Getaway Space Lounge and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Getaway Space, Inc. was formed on January 23, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Getaway Space, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our retail lounges are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and

consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We may never have an operational retail lounge
It is possible that the electric vehicle charging infrastructure or the retail lounge may never become fully operational, or that these services may not generate the expected customer engagement. The Company may decide to alter or abandon its original business model if it determines that the model, or other factors, are not in the best interest of the Company. Additionally, the failure to complete the installation or launch of these services could result in significant losses of time and resources. Even if the charging stations and retail lounge are launched, low adoption rates or limited customer demand could lead to lower-than-expected revenues and reduced market presence.

Risk of Infrastructure Installation Delays and Operational Setbacks
The success of the Company is heavily dependent on the timely installation and operation of its electric vehicle charging stations and retail lounge. Delays in the procurement, permitting, or installation processes for the charging equipment could significantly impact the Company's ability to generate revenue as planned. Such delays may result from unforeseen regulatory challenges, supply chain disruptions, contractor availability, or technical issues during installation. In addition, operational setbacks, such as equipment malfunctions or failure to attract sufficient customer demand, could further delay revenue generation and hinder the Company's growth. If the infrastructure does not become operational as scheduled, the Company may experience extended periods of negative cash flow, which could jeopardize the financial health of the business and its ability to meet future milestones.

Customer Adoption
The company assumes a significant portion of its revenue will come from on-site food and beverage sales and premium charging services. A suggested risk factor: "The company may fail to attract sufficient customer demand for premium EV charging lounges, which could adversely impact the anticipated revenue and financial projections. Market adoption of such

a service is untested and may differ from initial expectations.

Dependence on Limited Full-Time Personnel and Use of Consultants

Currently, Getaway Space has only one full-time employee, and no members of the team, including executives, receive a salary at this time. The rest of the company's operations are supported by consultants and part-time personnel. While these consultants provide valuable expertise, they may not have the same long-term commitment to the company as full-time employees. This structure presents several risks: Operational Continuity and Commitment: The reliance on consultants and part-time personnel could result in inconsistent availability or loss of critical talent, which may negatively impact the company's ability to execute its business plan on time or at the desired quality. Consultants typically have less incentive to stay with the company for the long term compared to salaried employees, which could lead to higher turnover or gaps in expertise. Lack of Dedicated Resources: With only one full-time employee, the company's ability to manage day-to-day operations, respond to challenges, and implement growth strategies could be constrained. The absence of dedicated, full-time staff in key roles may slow the company's progress, hinder execution of core initiatives, and affect its capacity to scale. Retention and Recruitment Challenges: The current structure may make it more difficult for the company to attract and retain high-caliber talent in the future. As the company grows, it may need to transition to employing full-time staff, which will require additional financial resources and could delay key developments if the right talent is not secured in time. Investors should be aware that this staffing model presents risks to the company's stability, scalability, and ability to meet its operational goals, which could negatively impact the company's performance and financial outlook.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steve Kuh	7,000,000	Common Stock	69.97%
Daniel Kuh	3,000,000	Common Stock	29.99%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,372,222 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 10,006,669 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Founder stock grant
  Date: January 23, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,669
  Use of proceeds: Not applicable
  Date: September 30, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Based on current financial reserves and burn rate projections, the business is positioned to operate for approximately 18 months without generating additional revenue. This timeframe accounts for fixed operating costs, including rent, utilities, and minimal staffing requirements. During this period, we will focus on completing capital expenditures and setting up key infrastructure, such as the electric vehicle charging stations and renovations to our retail lounge. This runway provides us with flexibility to achieve significant operational milestones and prepare for revenue generation once the installation is complete.

Foreseeable major expenses based on projections:

Our primary expenses, based on projected operational requirements, will be:

Purchase and Installation of Electric Vehicle Chargers: This includes not only the acquisition of charging units but also associated costs for installation, electrical upgrades, and ensuring compliance with local regulations.

Renovation of Retail Lounge Space: To enhance customer experience, we will invest in upgrading the design and functionality of our retail lounge, making it more appealing and accessible to potential customers.

Hiring Staff: We anticipate hiring both technical staff to maintain the charging infrastructure and customer-facing staff to manage the retail operations and ensure excellent customer service. Staffing will be phased to align with the growth in demand post-installation.

Future operational challenges:

We anticipate several operational challenges as we scale, including:

Marketing and Advertisement: Effectively reaching our target audience through online media platforms and local billboard advertising may be challenging due to market saturation and the costs of customer acquisition.

Competition from Local Markets: As electric vehicle charging infrastructure grows, we expect increased competition from both large national players and smaller local businesses that may already have an established presence.

Safety Concerns and Vandalism: Maintaining the security of our charging stations and retail space is an important consideration. We may face risks related to theft, vandalism, or damage, particularly in areas where electric vehicle infrastructure is still new and unfamiliar.

Future challenges related to capital resources:

One potential challenge related to capital resources involves unforeseen capital expenditures due to permitting delays. Local government approvals can sometimes take longer than expected, especially for electric vehicle charging infrastructure, which requires specific safety and environmental regulations to be met. This could result in increased costs or delays in our planned installations, affecting our overall timeline and cash flow management. Additionally, securing competitive financing terms for further expansions may present a challenge, depending on market conditions and investor sentiment in the clean energy sector at the time of our fundraising efforts.

Future milestones and events:

The most significant milestone will be the completion of the installation and operational launch of the electric vehicle charging equipment. This will not only represent the core of our revenue model but will also mark the shift from a pre-operational phase to full operational capacity. Additionally, securing permits and finalizing all regulatory approvals will be a key milestone. Once the chargers are operational, we anticipate a steady increase in customer foot traffic, retail sales, and overall business activity, all of which will significantly impact the company financially. Achieving these milestones will also pave the way for potential partnerships with vehicle manufacturers, further boosting our growth prospects.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 11, 2024, the Company has approximately $260 in cash on hand. However, the Company has access to additional capital through ongoing financial support from its executive team, which has contributed $133,262 to date and is committed to providing further funding as needed to support the Company's operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the opening of the First Getaway Space Lounge in Commerce, CA.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, nearly 100% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $5,000 for expenses related to marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly burn rate of $66,000 for expenses related to salaries, renovation, R&D).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a Regulation CF raise in 2025.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,006,002.10

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated based solely on the Company's outstanding common stock. The Company does not have any preferred stock, options, warrants, or other securities that could convert into or be exercised for shares, nor are there any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.40 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Real Estate Acquisition
  9.5%
  We will use 9.5% of the funds raised for real estate acquisition for the next location, new product development and market testing.

- Company Employment
  19.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc. Wages to be commensurate with training, experience and position.

- Working Capital
  25.0%
  We will use 25% of the funds for working capital to cover expenses for the initial launch as well as ongoing day-to-day operations of the Company.

- Renovation
  35.0%
  We will use 35% of the funds to renovate the retail lounge space fit for the purpose of the company.

- Reserves
  5.0%
  We will use 5% of the funds as reserves.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.getaway.space/ (https://www.getaway.space/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/getawayspace

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Getaway Space, Inc.

[See attached]

Getaway Space, Inc. (the "Company") a Delaware Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – January 23rd, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Getaway Space, Inc.

We have reviewed the accompanying statement of financial position as of January 23rd, 2024 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 3, 2024
Vincenzo Mongio

Statement of Financial Position

	As of January 23rd, 2024 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

Getaway Space, Inc
Notes to the Unaudited Statement of Financial Position
January 23rd, 2024 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Getaway Space, Inc ("the Company") was formed in Delaware on January 23rd, 2024. The Company plans to earn revenue using Electric Vehicle charging equipment and combining them with a lounge equipped with modern amenities to fuel the growth. The Company's headquarters is in Los Angeles, CA. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Equity based compensation</u>

The Company has set aside, up to, 25% (25,000,000) of its total shares for distribution under its equity-based compensation plan. As of January 23rd, 2024, 0 shares have been issued under this plan.

<u>Income Taxes</u>

The Company is subject to Corporate income and state income taxes in the state it does business.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company is currently negotiating the terms of a lease agreement, for 4,000 sq.ft. of interior space.

On June 26th, 2024, the Company agreed to order 20 EV Chargers by December 31st, 2025, for $40,000 each, totaling $800,000. As a part of the promotional offer, the Company has agreed to pay $15,000 for each unpurchased EV Charger on December 31st, 2025. Each of the chargers have a 3-year (parts) warranty that will not cover defects due to improper use, vandalism, or uncoordinated mechanical action.

On September 3rd, 2024, the Company signed a 7-year licensing agreement, whereby the Company agreed to pay a $50,000 licensing fee, with a third party to receive their full menu items and sell them at Getaway Space lounges.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 100,000,000 of common shares with a par value of $0.00001 per share. 10,000,000 shares were issued and outstanding as of January 23rd, 2024.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 23rd, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 3, 2024, the date these financial statements were available to be issued.

The Company issued 6,669 Common Stock to advisors.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Getaway Space is redefining the EV charging experience by planning to offer drivers a place to recharge both their vehicles and themselves. A relationship has been established with Qmerit, the leading EV installation and maintenance company in North America, we plan to...

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$0 Raised

REASONS TO INVEST



- EV charging often has long waits, broken chargers, & lacks amenities. Getaway Space plans to solve this with 30 DC Fast Chargers, reserved slots, 24/7 security, free WiFi, and Urth Caffé meals for a superior experience.



- The EV market is growing with 3M+ EVs in the U.S. & 20% charging outside homes. Getaway Space plans to meet this


After a successful LA launch, Getaway Space plans to expand by utilizing federal, state, and utility grants to accelerate growth. This approach will position us to meet the rising demand for EV charging.

*Getaway Space is in the development stage and has no products or services currently available on the market. The company is working towards launching its first location in Los Angeles, anticipated in Q1 2025. All projections and plans are subject to change based on funding, operational challenges, and market conditions.

TEAM



Steve Kuh • CEO, Board Member

Steve has over 25 years' experience in startup and CEO experience. He is a serial entreprenuer and worked for Motorola and Samsung Electronics. He holds BS and MS degree in electrical engineering degree from the University of Southern California.





Daniel Kuh • Board Member

Daniel is a Serial Entrepreneur and provides all art direction of media and cafe design at Getaway Space. He has a Business Administration degree from Loyola Marymount University.





Samuel Yoon Park • Fractional CFO

Sam is a seasoned business strategist and financial expert, providing tailored advisory services to startups, early-stage ventures, and middle-market companies. With a deep understanding of the unique challenges these businesses face, Sam specializes in ...

Read More



THE PITCH

Redefining EV Charging with Speed, Comfort, and Community

RAISED ⓘ
$0

INVESTORS

MIN INVEST ⓘ
$299.70

VALUATION
$9.01M

Speed, Comfort, and Community

180kW Ultra-Fast Charging

Reduced Charging Time Guaranteed

Dual Charging Capability

Simultaneous Charging of 2 Vehicles with Split Power Capabilities

Wide Compatibility

Supports Both NACS and CCS Standards

Charging Features

Dynamic Load Management, Remote Monitoring, Automated Billing, etc.

User-Friendly Interface

Intuitive Touchscreen Display

Integration with PlugShare

Real-Time Access to Location and Availability

Comes with an App

Station Locator, Reserved Charging, Scheduling, Real Time Monitoring, Bills




planned features.

At Getaway Space, we're redefining the EV charging experience by creating a community-driven network that transforms charging from a chore into a retreat. With 40 state-of-the-art DC fast chargers powering everything from Teslas to Hyundai Ioniqs, our ultra-fast technology minimizes wait times, getting you back on the road swiftly. While you charge, enjoy 24/7 amenities like grab-and-go meals, high-speed Wi-Fi, and interactive experiences in a comfortable, secure environment. With our user-friendly reservation system, you can even secure your spot in advance. We're committed to making every stop efficient, enjoyable, and inclusive for everyone.

THE PROBLEM & OUR SOLUTION
Gateway Space's Premium EV Charging Solution

The current EV charging infrastructure faces significant challenges, particularly due to a shortage of DC Fast Chargers, resulting in long waiting times, poor maintenance, and a lack of basic amenities such as clean bathrooms, refreshments, and security.[1] According to industry reports, EV drivers frequently encounter broken chargers or incompatible connections, leading to delays. In some cases, drivers spend up to 30 minutes waiting for a charger only to find it malfunctioning, followed by an additional 30 minutes or more for the actual charging process.[2]



① **ARRIVE**

Drive into a Getaway Space location and enjoy the convenience of pre-booking your charging station.



② **PAY**

Effortlessly complete your payment through our user-friendly app or with a credit card.



③ **RECIEVE**

Benefit from prompt assistance from our dedicated onsite staff for any charging or payment concerns.



④ **WALK**

Use our pristine restrooms, visit our café for gourmet food, high-speed internet, and a comfortable lounging space.



⑤ **DEPART**

Leave refreshed and satisfied, having experienced a premium, stress-free recharge.



Getaway Space is in the development stage and has no products or services currently available on the market. These are planned features.

we plan to offer comfortable lounges equipped with free Wi-Fi, clean bathrooms, and meal options from Urth Caffé. This comprehensive approach is intended to transform the EV charging experience from a frustrating chore into a convenient and pleasant user experience. Our first location is expected to open in Q1 2025.

ABOUT

HEADQUARTERS

9555 Owensmouth Ave Ste 2
Chatsworth, CA 91311

WEBSITE

View Site ↗

Getaway Space is redefining the EV charging experience by planning to offer drivers a place to recharge both their vehicles and themselves. A relationship has been established with Qmerit, the leading EV installation and maintenance company in North America, we plan to ensure nearly 100% equipment uptime. A partnership has been set up with Urth Caffé. Our lounges are set to feature premium Urth Caffé meals and coffee, creating a comfortable and convenient stop. While not yet operational, we aim to open our first location in Q1 2025.

TERMS

Getaway Space

Overview

PRICE PER SHARE
$0.90

VALUATION
$9.01M

DEADLINE ⓘ
Jan. 16, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$299.70

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.80

ASSET TYPE
Common Stock

MAX NUMBER OF SHARES OFFERED

1,372,222

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

As you are a current waitlist member of Getaway Space, you are eligible for 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 25% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 6 months free Getaway Basic Subscription + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive 9 months free Getaway Basic Subscription + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive 12 months Getaway Basic Subscription + 15% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Getaway Space will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.90 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $90. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

EV Charging Magazine
Getaway Space: Redefining the EV Charging Experience

View Article

Getaway Space Raising Investment Funds Through Crowdfunding

View Article

PR Newswire

Getaway Space Partners with Urth Caffé to Bring Iconic Menu to Los Angeles' Premier Electric Vehicle Charging Café

View Article

Chicago's Very Own WGN9

RAMs Legend QB Vince Ferragamo joins Getaway Space as Brand Ambassador, Embarks on New Cleantech Business

View Article

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Music]

0:03

people all over the world use electric

0:05

vehicles because they're cleaner and

0:08

quieter but the charging experience is a

0:11

real pain hi I'm Steve coup CEO and

0:16

founder of getaway space charging your

0:19

EV shouldn't be a chore but it is

0:22

Imagine pulling up to a charging station

0:24

and waiting 30 minutes 45 minutes just

0:27

to get a charger why because half of

0:29

them are out of order due to poor

0:31

maintenance buggy software or the cable

0:34

has been stolen and once you finally

0:36

plug in you're still stuck for another

0:39

half an hour just to charge your car

0:42

meanwhile you're dealing with 30

0:44

bathrooms no snacks sketchy surroundings

0:48

and maybe if you're lucky a vending

0:50

machine it's not just a hassle it's down

0:53

right

0:54

uncomfortable enter getaway space we're

0:57

creating welcoming spaces while you can

1:00

charge your car quickly and actually

1:02

enjoy your weight picture this Reserve

1:05

charging stations free Wi-Fi free drinks

1:10

clean bathrooms and great food it's

1:13

always safe perfect for families and

1:17

ideal for working on the go it's not

1:20

just a stop it's a

1:22

retreat so why does this matter the EV

1:26

Market is booming by 2030 we expect to

1:29

need 10 million charging ports for about

1:31

26 million EVS that opens up a huge

1:34

Market especially as places like

1:36

California are moving to ban new gas

1:39

power cars by

1:40

2035 this industry's growth isn't just

1:43

coming it's already here with an

1:46

anticipated 44% compound annual growth

1:50

rate so I invite you to join us at

1:52

getaway space let's lead the charger

1:56

into a sustainable future making

1:58

electric vehicle charges not just more

2:01

bearable but actually enjoyable

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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<u>Minimum and Maximum Investment Amounts</u>

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